

January 14, 2011

Gloria Ramirez-Martinez
President and Chief Executive Officer
First Resources Corp.
3065 Beyer Blvd. B103-1
San Diego, CA 92154

>   **Re: First Resources Corp.**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed December 22, 2010**
>   **File No. 333-169499**
>   **Form 10-K/A for Fiscal Year Ended December 31, 2009**
>   **Filed December 22, 2010**
>   **Form 10-Q for Fiscal Quarter Ended September 30, 2009**
>   **Filed November 22, 2010**
>   **File No. 333-148719**

Dear Ms. Ramirez-Martinez:

We have reviewed your amended filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings, and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1

General

1. Please note the correct filing number for this registration statement is 333-169499. You filed amendment one on EDGAR under your earlier file number 333-148719. Accordingly, please withdraw your Amendment No. 1 to Registration Statement on Form S-1 and re-file the amendment with the correct filing number. Once you have re-filed Amendment No. 1 to your Registration Statement on Form S-1 with the correct file number, we can post-date the filing to reflect the initial filing date of December 22, 2010. See Rule 477 of the Securities Act.

2. Rule 419 of the Securities Act defines a blank check company as a development stage
    company issuing penny stock that "has no specific business plan or purpose or has
    indicated that its business plan is to engage in a merger or acquisition with an
    unidentified company or companies, or other entity." In discussing this definition in the
    operating release, the Commission stated that it would "scrutinize…offerings for attempts
    to create the appearance that the registrant…has a specific business plan, in an effort to
    avoid the application of Rule 419." See Security Act Release No. 33-6932 (April 28,
    1992).

    We note your statement on page five that your company has "focused its efforts on…
    merging with or acquiring an operating company with operating history or assets." It
    appears your business is commensurate in scope with the uncertainty ordinarily
    associated with a blank check company. Accordingly, please revise your disclosure to
    comply with Rule 419 of Regulation C or provide a detailed analysis as to why Rule 419
    does not apply to you and this offering.

Prospectus Cover Page

3. We note your response to comment five in our letter dated October 19, 2010 and the
    related revisions to your disclosure. Please revise your disclosure in this paragraph and
    throughout your prospectus to state that your common stock is quoted, rather than traded
    on the OTCBB. In this regard, we note there are several instances in your registration
    statement that you refer to your stock as traded.

4. We note your response to comment eight in our letter dated October 19, 2010, however it
    does not appear that you revised your disclosure accordingly. As previously requested,
    please update this page to provide the date of the prospectus as required by Item
    501(b)(9) of Regulation S-K. Please note this requirement is distinct from the language
    providing that the prospectus is subject to completion as of a particular date.

Prospectus Summary, page 5

5. We have reviewed your response to comment 13 and the related revisions in your filing
    and reissue our prior comment. As previously requested, please revise your disclosure to
    briefly describe why you decided to enter the mining business and provide an expanded
    discussion of this decision in your "Description of Business" section. In this regard, we
    note that you revised your disclosure to state that the company has established "a new
    business plan based on the exploration of mineral claims," but that you have not
    discussed why you decided to enter the mining business.

6. We note your response to comment 15 in our letter dated October 19, 2010 relating to
    Mr. Radvak. Please expand your disclosure to describe the material terms of your
    consulting agreement with him.

7. We note your response to comment 16 in our letter dated October 19, 2010 and the related revisions in your filing. Please further revise your disclosure to explain how you calculated these amounts, in light of your disclosure on page six that you anticipate needing $125,000 from the proceeds of your offering to commence operations. In this regard we note that the costs associated with items one and three on the list provided on page six totals $148,500 and does not include the costs associated with items two and four on the list. Please explain this apparent discrepancy. We also note your statement on page six that the costs associated with acquiring data sets is not yet determined, but that the table provided on page 28 lists this cost as $37,000-$59,500. Please revise or advise.

Risk Factors, page 9

8. We note your response to comment 19 in our letter dated October 19, 2010. Please further revise your disclosure to ensure that the risk factor pertaining to the difficulty U.S. stockholders could face in effecting service of process against Ms. Ramirez-Martinez appears as its own risk factor. In this regard, we note that this risk factor currently appears as part of the "Key management personnel may leave the Company …" risk factor on page 12.

Use of Proceeds, page 16

9. We note your statement in the first paragraph on this page that there is no assurance you will raise the full $500,000 from your offering "as anticipated." Please revise your disclosure to list the reasons you anticipate raising the full $500,000 from your offering. Alternatively, remove the "as anticipated" language.

Dilution, page 19

10. We reviewed your response to comment 35 in our letter dated October 19, 2010 and the revisions to your disclosure. As previously requested, please tell us why you believe stock based compensation represents cash consideration that should be reflected in the table showing the number of shares of common stock, total consideration and the price per share paid by existing shareholders and purchasers of shares in the offering. Please refer to Item 506 of Regulation S-K.

11. We reviewed your response to comment 36 in our letter dated October 19, 2010 and the revisions to your disclosure. Please revise the table of dilution to new investors to: (i) reflect the net tangible book value per share as of the date of the most recent financial statements included in the filing and (ii) give consideration to estimated offering expenses in the amount of net tangible book value per share after giving effect to the offering. Please show us your computations of dilution to new investors in your response.

Description of Property, page 20

12. We note your response to comment 38 in our letter dated October 19, 2010 and the related revisions to your disclosure. Please further revise your disclosure to clarify, if true, that the sole use of your executive space is to provide the company with a United States address. In this regard, we note your statement that the office space is used to provide a United States address, but that you also state that the space is used for office purposes. In light of the fact that your sole employee lives in Mexico, please clarify which office activities occur in your San Diego office.

13. We note your response to comment 39 in our letter dated October 19, 2010 and reissue this comment. As previously requested, please revise your disclosure to provide all of the information required by Industry Guide 7 of the Securities Act. In this regard, we note that you have not described the agreement granting you the right to enter onto your Arizona property. Please describe any time conditions or other constraints affecting your rights to this property and explain the "location notice and requisite fees" that you indicate you have provided to the Arizona Bureau of Land Management. This list is not exhaustive; refer to Industry Guide 7 of the Securities Act for additional detail. Also, ensure you have made any applicable revisions under the "Our Acquisition of the Claims" section on page 23. We may have further comment after reviewing your response.

Information with Respect to the Registrant, page 22

14. We note your response to comment 42 and we reissue this comment. Please ensure that you provide price information as of the latest practicable date, as required by Item 201(b)(1) of Regulation S-K. In this regard, we note that you provided price information as of November 30, 2010 even though you filed this registration statement on December 22, 2010.

Description of our Business, page 22

15. We note your response to comment 44 in our letter dated October 19, 2010 and reissue this comment in part. As previously requested, please disclose whether you are required to deliver annual reports to security holders, and if not, whether you will voluntarily do so. See Item 101(h)(5) of Regulation S-K.

Property Geology, page 25

16. We note your response to comments 48 and 49 in our letter dated October 19, 2010 and note that you have deleted all references to the Moss Mine in your disclosure. In light of this revision, please revise your disclosure to explain your references to the "'Moss' vein" with a view toward explaining to investors the relevance to your mining claims.

Competitive Factors, page 27

17. We note your response to comment 50 in our letter dated October 19, 2010, however it does not appear your revisions fully complied with our comment. Please revise your disclosure to describe the methods by which you will compete with other mineral exploration companies for financing and available resources. Alternatively, please tell us why you believe such disclosure is not required. See Item 101(h)(4)(iv) of Regulation S-K.

Plan of Operation, page 27

18. We note your response to comment 51 in our letter dated October 19, 2010 and reissue this comment in part. Please revise your disclosure to describe what you plan to do if you raise enough money to begin, but not to finish Phases I, II, or III.

Directors, Executive Officers, Promoters and Control Persons, page 32

19. We have reviewed your response to comment 62 in our letter dated October 19, 2010 and reissue this comment in part. As previously requested, please disclose the principal line of business of GKN Driveline and Hutchison Autopartes Mexico. See Item 401(e)(1) of Regulation S-K. We also note your revision that Ms. Ramirez-Martinez's "intimate involvement" with the company in 2009 is one of the reasons motivating her appointment as a director. Please further revise your disclosure to explain her previous involvement with your company.

20. We note your response to comment 63 in our letter dated October 19, 2010. Please revise your disclosure to confirm, if true, that the term of office for your directors is one year.

Significant Employees/Consultants, page 33

21. We have reviewed your response to comment 64 in our letter dated October 19, 2010. Please revise your disclosure to clarify Mr. Brown's limited role with the company. In this regard, we note the disclosure on page F-10 regarding the 100,000 shares of common stock issued to Mr. Brown. If true, briefly state in this section that Mr. Brown's involvement with the company was limited to a particular venture.

Executive Compensation, page 33

22. We have reviewed your response to comment 65 in our letter dated October 19, 2010 and reissue this comment. Please revise your disclosure to provide all executive compensation awarded by your company during the last two fiscal years. Within this table, include all amounts paid to Mssr. MacLean during the fiscal year ended 2009.

Also, include any amounts paid to Mssr. MacLean in connection with the change in control of your company, as required by Item 402(n)(2)(ix)(D)(2).

Certain Relationships and Related Transactions, page 34

23. We note your response to comment 69 in our letter dated October 19, 2010 and your statement that Ms. Ramirez-Martinez is the sole promoter of your company. Please further revise your disclosure to identify whether Ms. Ramirez-Martinez directly or indirectly received anything of value from the company in connection with this role and disclose any consideration received by your company. See Item 404(c)(2) of Regulation S-K.

Financial Statements, page F-1

24. Please update the interim financial statements and related financial information included in the filing in accordance with Rule 8-08 of Regulation S-X. In addition, please revise your audited financial statements to reflect the name change on August 19, 2010.

Part II – Information Not Required in Prospectus, page II-2

Exhibit 5.1

25. Please have counsel revise the legal opinion to state that counsel consents to being named in the registration statement.

Exhibit 23.1

26. We reviewed your response to comment 77 in our letter dated October 19, 2010 and note that the consent refers to the financial statements as of June 30, 2010 rather than December 31, 2009. As previously requested, please have your independent accountant revise the written consent to refer to the report on the audited financial statements included in the filing.

Signatures, page II-4

27. We reviewed your response to comment 78 in our letter dated October 19, 2010, and note that the document is still not signed as provided in the Form. The signature of Ms. Ramirez-Martinez in the signature block following the Power of Attorney should also include her titles in her individual capacity as "Principal Executive, Financial and Accounting Officer."

Form 10-K/A for Fiscal Year Ended December 31, 2009

Item 9A(T). Controls and Procedures, page 2

28. We reviewed your response to comment 79 in our letter dated October 19, 2010 and the revisions to your disclosure. Please tell us what consideration you gave to disclosing the potential impact and importance to the financial statements of each identified material weakness, including distinguishing those material weaknesses that may have a pervasive impact on internal control over financial reporting and those that do not. In addition, please tell us whether you considered disclosing management's plans to establish appropriate internal controls over the financial reporting process in more detail.

Exhibits 31.01 and 31.02

29. Please note for future reference that the certifications should refer to "the registrant" or "the registrant's" where you presently refer to "the small business issuer" or "the small business issuer's," throughout paragraphs 4 and 5. Please refer to the certification in Item 601(b)(31) of Regulation S-K.

Form 10-Q for Fiscal Quarter Ended September 30, 2010

Part I: Financial Information, page 3

Item 1. Financial Statements, page 3

Notes to Financial Statements, page 7

30. Please include an affirmative statement that the financial statements include all adjustments that, in the opinion of management, are necessary in order to make the financial statements not misleading. Please refer to Instruction 2 to Rule 8-03 of Regulation S-X.

Note 1 – Nature of Operations, page 7

31. Please revise your disclosure to clarify, if true, that you no longer intend to become a third-party reseller of medical office solutions and update this Note to reflect your new intended line of business.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562, or William Thompson, Accounting Branch Chief, at (202) 551-3344, in her absence if you have questions regarding comments on the financial statements and related matters. Please contact Lisa Kohl, Attorney Advisor, at (202) 551-3252 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Carrillo Huettel, LLP
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